October 16, 2019

Bob Myers
Chief Financial Officer
Predictive Oncology Inc.
2915 Commers Drive, Suite 900
Eagan, MN 55121

       Re: Predictive Oncology Inc.
           Registration Statement on Form S-3
           Filed October 3, 2019
           File No. 333-234073

Dear Mr. Myers:

        We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3

Description of Capital Stock, page 7

1. We note that your forum selection provision in the Certificate of Incorporation filed as
      Exhibit 3.1 identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suites brought to enforce any duty or liability created the the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal ans state courts over all suites brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or
 Bob Myers
Predictive Oncology Inc.
October 16, 2019
Page 2
      Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Mary Beth Breslin,
Legal Branch Chief, at 202-551-3625, with any questions.



                                                           Sincerely,
FirstName LastNameBob Myers
                                                           Division of
Corporation Finance
Comapany NamePredictive Oncology Inc.
                                                           Office of Life
Sciences
October 16, 2019 Page 2
cc:       Martin Rosenbaum
FirstName LastName